Exhibit 99.2

China Nepstar Chain Drugstore Appoints New Director

SHENZHEN, China, May 28, 2013 – China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or the “Company”), the largest retail drugstore chain in China based on the number of directly operated stores, today announced the appointment of Mr. Alan Au as a director of the Company with effect from May 24th.

Mr. Au currently serves on the assessment panel of the Small Entrepreneur Research Assistance Program (SERAP) of the Hong Kong SAR Government. He is an independent non-executive director and chairman of the audit committee of Simcere Pharmaceutical Group (NYSE: SCR). Mr. Au was the head of Asia healthcare investment banking group for Deutsche Bank AG from 2011 to 2012. Prior to that, he was a director at JAFCO Asia Investment Group, responsible for healthcare investments in China from 2008 to 2011, and a director at Morningside Group responsible for healthcare investments in Asia from 2000 to 2005. From 1995 to 1999, Mr. Au worked at KPMG and KPMG Corporate Finance Ltd., responsible for regional M&A transactions and financial advisory services.

Mr. Au is a Certified Public Accountant in the U.S. and holds the Chartered Financial Analyst (CFA) designation. He is an associate member of the Hong Kong Institute of Financial Analysts and member of the American Institute of Certified Public Accountants. Mr. Au received his Bachelor’s degree in Psychology from the Chinese University of Hong Kong in 1995, and a Master’s degree in Management from Columbia Business School in New York in 2007.

Mr. Au will serve as a member of Nepstar’s Board, Audit Committee and Compensation Committee.

About China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is the largest retail drugstore chain in China based on the number of directly operated stores. As of March 31, 2013, the Company had 2,094 stores across 76 cities, one headquarter distribution center and 16 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmaceutical products and services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the continuing economic growth in China and take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

Contacts

Zixin Shao

China Nepstar Chain Drugstore Ltd.

Chief Financial Officer

+86-755-2641-4065

ir@nepstar.cn

Dixon Chen

Grayling

Investor Relations

+1-646-284-9403

dixon.chen@grayling.com

Ivette Almeida

Grayling

Media Relations

+1-646-284-9455

ivette.almeida@grayling.com